GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                       JULY 31, 1994




NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

         Class A Common Stock is entitled to cumulative dividends of 2 cents a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common stock are in default. There is no cumulative voting. The
Company has acquired    7,117,507 Class A and Class B Common Stock for
treasury at a cost of $38,033,526 which was appropriately charged against earnings retained for use in the business. Included in the above are 43,346 shares acquired in 1994 for $1,693,239.


NOTE 2 - DIVIDENDS PER SHARE

         The following dividends per share were paid during the period indicated:
                                    Three Months Ended        Nine Months Ended
                                       July 31,                     July 31,

                                    1994          1993        1994         1993
             Class A Common Stock   $.08          $.08        $.52         $.52
             Class B Common Stock   $.12          $.12        $.76         $.76

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

         Net income per share was calculated using the following number of shares for the periods presented:
                                    Three Months Ended        Nine Months Ended
                                       July 31,                    July 31,

         Class A Common Stock       5,436,586 shares          5,436,586 shares
         Class B Common Stock       6,661,880 shares          6,677,545 shares

NOTE 4 - INVENTORIES

         Inventories are comprised principally of raw materials.

NOTE 5 - RESTATEMENT

         The 1991, 1992 and 1993 financial statements have been restated to reflect the adoption, retroactive to November 1, 1990, of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". In connection with the adoption of SFAS No. 109, the Company recorded a one time adjustment that resulted in a reduction of the deferred income tax liability and the recording of a deferred tax asset. Certain prior year amounts in the Company's financial statements have been restated. The effect on net income for the nine months ended July 31, 1993 was a reduction in net income of $467,965.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS


Liquidity and Capital Resources

         As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1993 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

         As discussed in the 1993 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

         The current ratio as of July 31, 1994 is an indication of the continuation of the Company's strong liquidity.

         Capital expenditures were $30,784,545 during the nine months ended July 31, 1994. These capital expenditures were principally for new facilities and to replace and improve equipment and buildings.


Results of Operations

         Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 9-month periods ended July 31, 1994 and July 31, 1993.

         Net sales to customers for the third quarter and nine months ended July 31, 1994, as compared to the corresponding periods for fiscal 1993, increased approximately 12.9% and 6.8%, respectively. This increase was primarily due to an increase in unit sales.

         The cost of products sold as a percentage of sales slightly decreased for the third quarter and nine months ended July 31, 1994 as compared to the same periods last year.

         Interest expense increased for the nine months ended July 31, 1994 as compared to the prior year. This increase was primarily the result of additional indebtedness incurred by a subsidiary company to purchase a recycled paper machine.
                          PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings not covered by insurance.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a.) Exhibits

              None

         (b.) Reports on Form 8-K

              A report on Form 8-K dated June 10, 1994 was filed reporting that John C. Dempsey's responsibilities as Chief Executive Officer were transferred to Michael J. Gasser, Vice Chairman of the Board of Directors and previously Chief Operating Officer of the company. Mr. Dempsey was elected to the post of Chairman Emeritus of the Board of Directors.



                                OTHER COMMENTS

         The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of July 31, 1994, the consolidated statement of income for the 9-month periods ended July 31, 1994 and 1993, and the consolidated statement of cash flows for the 9-month periods then ended. These financial statements are unaudited; however, at year end an audit will be made for the fiscal year by independent certified public accountants.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    Greif Bros. Corporation



                                                          (Registrant)



Date       September 8, 1994

                                                    John K. Dieker
                                                    Assistant Controller



Date       September 8, 1994

                                                    Philip R. Metzger
                                                    Assistant Treasurer